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christopher.trueax@shearman.com (212) 848-4331	September 24, 2014

Jason Fox U.S. Securities and Exchange Commission Office of Disclosure and Review Division of Investment Management 100 F Street, N.E. Washington D.C. 20549

First Eagle Variable Funds (the “Fund” or the “Trust”)

File Nos. 033-96668 and 811-09092

Dear Mr. Fox:

Thank you for your comments regarding the Trust’s Annual Report, filed as a Form N-CSR on February 27, 2014. This letter responds to your comments, which you provided to us by telephone on September 9, 2014. Below we summarize your comments and our response. Going forward, the Fund will make each of these changes in its future financial filings.

1.	COMMENT: You commented that under the “Management of the Trust” section of the Annual Report, we should add a statement that the Fund’s Statement of Additional Information includes additional information about the Fund’s trustees and is available, without charge, upon request. We should provide a toll-free telephone number for shareholders to call to request the Statement of Additional Information.

RESPONSE:  The Trust will add the statement as requested under the “Management of the Trust” section of the Annual Report.

2.	COMMENT: You commented that in the “Management’s Discussion of Fund Performance” and in the “Financial Highlights” sections of the Annual Report, we should add a statement that the Fund’s performance does not include the fees and expenses of insurance company separate

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Jason Fox

accounts or variable contracts and that, if it did, the Fund’s performance would show lower returns.

RESPONSE:  The Trust will add the statement as requested under the “Management of the Trust” and the “Financial Highlights” sections of the Annual Report.

3.	COMMENT: You commented that in the “Fund Expenses” section of the Annual Report, we should add a statement that the Fund’s expense information does not include expenses of insurance company separate accounts or variable contracts and that, if it did, the Fund’s expenses would appear higher.

RESPONSE:  The Trust will add the statement as requested under the “Fund Expenses” section of the Annual Report.

4.	COMMENT: You commented that in the “Notes to the Financial Statements,” we should add the following statement: “Shares of the Fund are offered for purchase by separate accounts of insurance companies for the purpose of serving as an investment medium for variable contracts.”

RESPONSE:  The Trust will add the statement as requested under the “Notes to the Financial Statements” section of the Annual Report.

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 848-4331.

Sincerely,

/s/ Christopher M. Trueax

Christopher M. Trueax

cc.: Nathan Greene

Shearman & Sterling LLP

Mark Goldstein

First Eagle Investment Management